UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2016

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

RiT Technologies Ltd. (the “Company”) hereby announces that on June 27, 2016, the District Court of Tel Aviv (the “Court”) has declined its petition to a temporary stay of proceedings, to appoint a trustee to the Company and to receive additional remedies related to the foregoing, in accordance with Section 350 of the Israeli Companies Law 5759-1999. The Court granted an extension to the temporary injunction preventing any self-remedy related to ceasing of assets, equipment, vehicles and to the disconnection from infrastructure and other services until July 3, 2016.

This Form 6-K consists of the following:

Press release dated June 28, 2016, titled “Nasdaq Rejects RiT Technologies’ Request For Continued Listing”

A copy of the press release is attached as Exhibit 99.1 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: June 28, 2016	By:	/s/ Yossi Ben Harosh
Yossi Ben Harosh, CEO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release dated June 28, 2016, titled “Nasdaq Rejects RiT Technologies’ Request For Continued Listing”